Exhibit 1.01

MTS Systems Corporation

Conflict Mineral Report

For reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of MTS Systems Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures products for which Conflict Minerals are necessary to the functionality or production of those products.

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2013. These products, which are referred to in this Report collectively as the “Covered Products,” are the following: high-performance test systems and position sensors.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the Covered Products. This good faith country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Covered Countries and whether any of those Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of such Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance. The policy is publicly available at www.mts.com.

The Company’s supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of Conflict Minerals who provide those Conflict Minerals to our suppliers.

The Company’s due diligence measures included:

-	conducting a supply-chain survey with direct suppliers of materials using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners; and
-	comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities that have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (“CFS”) program for tantalum, tin, tungsten and gold.

After exercising our due diligence described above, the Company was unable to determine whether or not the Covered Products qualify as “DRC Conflict Free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC Conflict Undeterminable,” as defined in the Rule.

The Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that the Conflict Minerals necessary to the functionality or production of the Covered Products do not benefit armed groups in the Covered Countries. The steps include:

-	increasing the response rate of supplier surveys;
-	working with suppliers whose practices do not conform to the Company Policy to adopt practices compliant with the Company Policy, which could result in removal of those suppliers from the supply chain if these remediation efforts are not successful; and
-	informing the smelters identified as a result of the supply-chain survey about programs like the CFS program and requesting their participation in such programs.